UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42013

SuperX AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Change in Independent Registered Public Accounting Firm

Dismissal of the Company’s Independent Registered Public Accounting Firm

On July 21, 2026 (the “Dismissal Date”), the Audit Committee of the Board of Directors (the “Audit Committee”) of SuperX AI Technology Limited (the “Company”) approved the dismissal of KD & Co. (“KD”) as the Company’s independent registered public accounting firm, effective immediately.

During the fiscal years ended June 30, 2026 and 2025, and during the subsequent interim period through the Dismissal Date, the reports of KD on the Company’s financial statements did not contain any adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended June 30, 2026 and 2025, and during the subsequent interim period through the Dismissal Date, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and KD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of KD, would have caused it to make reference to the subject matter of such disagreement in connection with its audit reports on the Company’s financial statements, and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F).

The Company provided KD with a copy of the disclosures in this report and requested that KD furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, or if not, stating the respects in which it does not agree. A copy of such letter is filed as Exhibit 16.1 to this report.

Appointment of New Independent Registered Public Accounting Firm

On July 21, 2026 (the “Engagement Date”), the Audit Committee approved the engagement of HTL CPAs & Business Advisors (“HTL”) as the Company’s new independent registered public accounting firm, effective immediately.

During the two years ended June 30, 2026 and 2025, and during the subsequent interim period through the Engagement Date, the Company did not consult with HTL regarding: (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written or oral advice was provided by Assentsure that was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issues, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or any “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of KD & Co. dated July 21, 2026, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperX AI Technology Limited

Date: July 21, 2026	By:	/s/ Guili Miao
	Name:	Guili Miao
	Title:	Executive Director

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